

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2007

Mr. Anthony Tripodo
Chief Financial Officer
Tesco Corporation
3993 West Sam Houston Parkway North
Suite 100
Houston, Texas 77043

> **Re:** **Tesco Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 0-28778**

Dear Mr. Tripodo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief